Exhibit 99.2

September 30, 2022

Audit Committee of the Board of Directors

Myovant Sciences Ltd.

11-12 St. James’s Square, 3rd Floor

London SW1Y 4LB United Kingdom

Members of the Audit Committee:

On behalf of Sumitovant Biopharma Ltd. (“Sumitovant”) and Sumitomo Pharma Co., Ltd. (“Sumitomo”), we are pleased to submit a non-binding proposal (the “Proposal”) under which Sumitovant would acquire 100% of the outstanding shares of Myovant Sciences Ltd. (“Myovant”) not already owned by Sumitovant for $22.75 per share in cash. The proposed acquisition consideration represents an equity value for Myovant of $2.4 billion and an enterprise value of $2.5 billion. The proposed per share consideration represents a premium of 27% to Myovant’s closing share price on September 30, 2022, and a premium of 31% to the 60-day volume weighted average price of Myovant’s shares through September 30, 2022.

Since our investment in Myovant in December 2019, Sumitovant and Sumitomo have enjoyed a collaborative and successful relationship with Myovant that has facilitated the continued development and commercialization of Orgovyx and Myfembree in prostate cancer and women’s health in and outside of the U.S. The Orgovyx and Myfembree launches have benefited from Sumitovant’s and Sumitomo’s U.S. commercial infrastructure and operational support, and, as a result of the low-cost debt facility we provided, Myovant has avoided the need for additional dilutive capital to fund ongoing commercialization and development efforts. We have been impressed by the Myovant team’s steadfast commitment to its mission and believe that a complete integration with Sumitovant at this time would enhance Myovant’s ability to successfully commercialize its products, including recently FDA-approved Myfembree for the treatment of endometriosis. As such, we believe now is an appropriate time for us to deliver compelling value to Myovant’s minority shareholders and provide the necessary support and infrastructure to enable Myovant to realize its objectives in prostate cancer and women’s health.

We believe our Proposal is financially compelling. Our companies have strong cultural and operational similarities that together will lead to the successful development and commercialization of innovative therapies for patients.

Strategic Rationale

The combination of Sumitovant’s resources with Myovant’s existing business would accelerate our shared missions to improve the lives of patients globally and deliver immediate value to your shareholders. This transaction:

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Reduces commercial and development execution risk. As part of Sumitovant, Myovant can further leverage the resources and expertise of our group of companies to swiftly drive the development and commercialization of Orgovyx and Myfembree.

–	Creates significant and immediate value for shareholders. Our Proposal enables Myovant’s minority shareholders to receive a substantial cash premium for their holdings.

–	Addresses Myovant’s financing needs. Our Proposal would solve the substantial funding challenges Myovant would encounter in the process of retiring its outstanding debt obligations.

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Represents an unprecedented opportunity to combine expertise, platforms, and resources to address unmet needs in women’s health and prostate cancer. As part of the Sumitovant group of companies, the Myovant team will be able to fully focus on the development and commercialization of Orgovyx and Myfembree and on improving the lives of patients globally. We believe we have demonstrated our ability to accelerate market uptake of products under our direct ownership through our development and commercialization expertise and platform technology capabilities, such as for Gemtesa for overactive bladder.

Next Steps

We have retained J.P. Morgan and Sullivan & Cromwell as our financial and legal advisors, respectively, to assist us in this proposed transaction and we are prepared to move forward towards negotiating a transaction as soon as practicable. Concurrently with the delivery of this Proposal, Sullivan & Cromwell is separately providing Myovant’s legal counsel with a draft of the proposed agreement and plan of merger that we are prepared to execute.

Through our majority ownership position, Board representation and ongoing dialogue with the management team, we have a thorough understanding of Myovant’s business and prospects. As such, we will be able to complete our confirmatory diligence and consummate a transaction expeditiously. We and our advisors are prepared to meet with members of the Audit Committee and its advisors to answer any questions they may have regarding our proposal.

In Sumitovant’s capacity as a majority shareholder of Myovant, Sumitovant is interested only in acquiring the shares of Myovant not already owned by Sumitovant and that in such capacity, Sumitovant has no interest in selling any of the Myovant shares it owns, nor would Sumitovant support any alternative sale, merger, or similar transaction involving Myovant.

Additionally, the transaction will not require Sumitomo shareholder approval. The submission of this non-binding Proposal has been approved by the Sumitovant Board of Directors and the Sumitomo Board of Directors.

Consistent with the Investor Rights Agreement (the “IRA”), dated as of December 27, 2019, Sumitovant will condition the proposed transaction on the affirmative approval of a majority of the directors comprising the Audit Committee of the Myovant Board of Directors. In addition, and also in accordance with the IRA, the proposed transaction will be subject to a non-waivable condition requiring the approval of the shareholders of Myovant holding a majority of the shares not owned by Sumitovant. Sumitovant will not proceed with any transaction that does not satisfy these two conditions.

For the avoidance of doubt, this Proposal does not create any binding legal obligation between Sumitomo or Sumitovant and Myovant. Neither Sumitomo, Sumitovant nor Myovant will have any obligation or liability to the other with respect to a transaction unless and until definitive transaction documents are executed and delivered by the parties.

As you know, our legal obligations require us to promptly file an amendment to our Schedule 13D considering the contents of this letter. As Sumitomo is listed on the Tokyo Stock Exchange, we will also issue a press release regarding our proposal concurrently with the amendment to our Schedule 13D.

We sincerely hope that you, your management, and your board of directors will share our enthusiasm for our compelling proposal and what combining our businesses would mean to patients globally.

If you have any questions regarding our Proposal, please feel free to contact Atsushi Kataoka, SVP, Finance Management, of Sumitovant. We are ready to engage immediately and look forward to working together to bring this transaction to a prompt and successful conclusion.

Sincerely,

SUMITOVANT BIOPHARMA LTD.

/s/ Monika Adams
Monika Adams

Transactions Officer

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